

December 3, 2024

James Karrels
Senior Vice President and Chief Financial Officer
MacroGenics, Inc.
9704 Medical Center Drive
Rockville, Maryland 20850

      Re: MacroGenics, Inc.
         Form 10-K for the Fiscal Year Ended December 31, 2023
         Form 10-Q for the Quarterly Period Ended September 30, 2024
         File No. 001-36112

Dear James Karrels:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2024

Notes to Consolidated Financial Statements
Note 9. Commitments and Contingencies
Securities Litigation, page 15

1.   We note your disclosures in Item 1 on page 23 that you are or may be involved in various legal proceedings, your disclosure on page 15 of the putative securities class action suit filed against you on July 26, 2024, and that "no reserve has been established for any potential liability related to this suit." To the extent it is reasonably possible that you will incur losses in excess of recorded accruals related to your contingencies, please provide in future filings the applicable disclosures required by ASC 450-20-50-3 through 50-4, including the amount or range of reasonably possible losses in excess of recorded amounts. If an estimate of reasonably possible additional losses can be made and that amount is not material to your consolidated financial position, results of operations or cash flows, we will not object to a statement to that effect. Alternatively, if no amount of loss in excess of recorded accruals is

believed to be reasonably possible, please state this in your disclosure. Although we recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies, please note that ASC 450 does not require estimation of a reasonably possible range of loss with precision or certainty.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

2.   We note your disclosure on page 17 that your expected funding requirements reflect anticipated expenditures related to the ongoing Phase 2 TAMARACK clinical trial of vobramitamab duocarmazine (vobra duo, an antibody-drug conjugate or ADC), your May 9, 2024 press release and slide 14 of your related investor presentation disclose five TEAEs with fatal outcomes during your TAMARACK Phase 2 study of vobramitamab duocarmazine (vobra duo), your July 30, 2024 press release discloses the discontinuation of that study, the July 26, 2024 putative securities class action lawsuit filed against you regarding that Phase 2 study disclosed on pages 11 and 15 of your June 30, 2024 and September 30, 2024 forms 10-Q filed August 6, 2024 and November 5, 2024, respectively, and your November 5, 2024 press release disclosure that you are delaying further development of the ADC vobra duo until you receive mature progression free survival data in early 2025. We further note the significant drop in your stock price and volume traded on May 10, 2024 to $3.31 per share and 35,138,360 shares from $14.67 per share and 4,882,225 shares on May 9, 2024. Please provide the following:

- We note your disclosure in your November 5, 2024 press release that: "*The TAMARACK Phase 2 study of vobra duo is being conducted in patients with metastatic castration-resistant prostate cancer (mCRPC). While study participants are no longer being dosed in the study, participants continue to be monitored for adverse events, disease progression and survival.*" Given the five patient deaths in the Phase 2 TAMARACK study, discontinuation of that study, and your ability to estimate the study's future funding needs, please tell us and provide proposed disclosure for future filings of the significant trends in terms of safety risk related to vobra duo, and specifically how these patient deaths relating to vobra duo impact your continued development of this product candidate.

- We note your disclosure in your November 5, 2024 press release of: "*Assessment of future development alternatives for vobra duo will be based on several factors, including the final TAMARACK safety...*" and "*the Company has paused its other development efforts in alternative tumor types as well as the Phase 1/2 dose combination study of vobra duo plus lorigerlimab.*" Please provide proposed disclosure for future filings of risk factor disclosure relating to the above serious adverse events, including the period(s) that the patient deaths occurred, and all other serious adverse events related to your products, and potential risks to the company from those events.

Item 4. Controls and Procedures
Disclosure Controls and Procedures, page 22

3. We note that your 906 certifications filed as exhibits 32 in your quarterly forms 10-Q only include reference to your compliance with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended, whereas your exhibits 32 in your annual forms 10-K appropriately include reference to your compliance with the requirements of Section 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended. Please revise your 906 certifications in future 10-Q filings to consistently disclose your compliance as you have done in your form 10-Ks.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bonnie Baynes at 202-551-4924 or Daniel Gordon at 202-551-3486 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences